SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 30, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

On behalf of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2018.

ITEM THREE: CONSIDERATION OF ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2018 FOR $14,308,078,486. CONSIDERATION OF DISTRIBUTION OF A DIVIDEND IN KIND PAYABLE IN SHARES OF IRSA PROPIEDADES COMERCIALES S.A. FOR UP TO AN AMOUNT EQUAL TO $1,412,000,000.
The meeting approved by majority of votes:
(i) To allocate the sum of $1,412,000,000 to pay dividends in shares of IRSA Propiedades Comerciales S.A., a Company’s subsidiary, to the shareholders ratably according to their shareholding interests, putting on record that shares shall be distributed following distribution of IRSA Propiedades Comerciales S.A.’s dividend, i.e., IRSA PC shares shall be distributed as from November 12, 2018, once IRSA PC’s dividend has been paid.
(ii) To authorize the Board of Directors to settle in cash any fractions lower than the IRSA PC shares par value subject to distribution, in accordance with the Listing Regulations of Mercado de Valores S.A.
(iii) To delegate to the Board of Directors the power to implement the payment to the shareholders within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividend to the ADR holders.
(iv) Since the statutory reserve amounting to 20% of the stock capital and the capital adjustment account are fully funded, as it arises from the financial statements under review, in compliance with the provisions of Section 70, General Companies Law, and the Rules of the Argentine Securities Commission, to allocate the balance for an amount of $12,896,078,486 to set up a special reserve that may be used for future dividends the Company may decide to pay during this fiscal year (2018-2019), for the development of projects and businesses aligned to the Company’s business plan or for fulfilling existing commitments, delegating to the board of directors the implementation of the actions necessary to allocate the proceeds to any of such purposes.

ITEM FOUR: CONSIDERATION OF ALLOCATION OF RETAINED EARNINGS FOR $16,538,338,620.
The meeting approved by majority of votes the allocation of retained earnings for $16,538,338,620 to set up a Special Reserve which, as provided above, may be used for future dividends the Company may decide to pay during this fiscal year (2018-2019), for the development of projects and businesses aligned to the Company’s business plan or for fulfilling existing commitments, delegating to the board of directors the implementation of the actions necessary to allocate the proceeds to any of such purposes.

ITEM FIVE: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during fiscal year 2018, with the applicable legal abstentions.

ITEM SIX: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the performance of the Company’s supervisory committee during the fiscal year under review.

ITEM SEVEN: CONSIDERATION OF COMPENSATION FOR UP TO $127,000,000 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the sum of $127,000,000 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2018, which amount is within the limits imposed under Section 261 of General Companies Law No. 19,550, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered. Moreover, the meeting approved that the Board of Directors be empowered (i) to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM EIGHT: CONSIDERATION OF COMPENSATION FOR $900,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes to pay $900,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year under review, i.e., as of June 30, 2018, delegating to the Supervisory Committee the power to allocate such amount among its individual members.

ITEM NINE: CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS DUE TO EXPIRATION OF TERM.
The meeting approved by majority of votes that the appointment of the following directors be renewed for a term of three fiscal years: Messrs. Eduardo Sergio Elsztain, Saúl Zang, Cedric David Bridger, Marcos Oscar Moisés Fischman and Mauricio Elías Wior, as regular directors, putting on record that Mr. Cedric Bridger qualifies as independent director, and that Messrs. Elsztain, Zang, Fischman and Wior qualify as non-independent. Independent and non-independent Regular Directors, as described above, qualify as such under the terms of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision).

ITEM TEN: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Gastón Damián LIZITZA and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article III, Chapter III, Title II of the Rules of the Argentine Securities Commission, although they have provided remunerated professional assistance in connection with subsidiary companies under the scope of Section 33 of the General Companies Law No. 19,550. In addition, the meeting approved by majority of votes to authorize the proposed Statutory Auditors to take part in the supervisory committees of other companies, pursuant to the provisions of Section 273 and Section 298, General Companies Law, provided that they comply with their confidentiality duty, as required in their capacity as such.

ITEM ELEVEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2018/2019 fiscal year, with Mariano Carlos Tomatis acting as Regular Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Daniel Abelovich acting as Regular Independent Auditor and Noemí Ivonne Cohn and Roberto Daniel Murmis as Alternate Independent Auditors.

ITEM TWELVE: CONSIDERATION OF APPROVAL OF COMPENSATION FOR $12,023,127 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes a compensation of $12,023,127 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2018.

ITEM THIRTEEN: AMENDMENT TO THE COMPANY’S BYLAWS TO COMPLY WITH NEW STATUTORY PROVISIONS. ANALYSIS OF AMENDMENTS.
The meeting approved by majority of votes (i) the amendments to the Company’s Bylaws, the texts of which, in comparative format for a better understanding of the amendments introduced, were submitted in due time to the Argentine Securities Commission and to Bolsas y Mercados Argentinos S.A.; and (ii) the transcription into the shareholders’ meeting minutes of a comparative chart, including the current text in its left column and the revised text in the right column, in accordance with the texts delivered and mentioned above.

ITEM FOURTEEN: CONSIDERATION OF (I) RENEWAL OF THE DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO DETERMINE THE TERMS AND CONDITIONS OF THE “GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 350,000,000 (THREE HUNDRED AND FIFTY MILLION US DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCY)”, AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2017 (THE “PROGRAM”), NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS, COMPANY’S MANAGERS OR THE PERSONS IT DETERMINES IN ACCORDANCE WITH CURRENT LAWS AND REGULATIONS.
The meeting approved by majority of votes:
(i) to renew for five (5) years as from the date hereof the delegation to the Board of Directors, as resolved by the shareholders’ meeting dated October 31, 2017, of the broadest powers to: (a) determine the Program’s and/or the Frequent Issuer Regime’s terms and conditions, in accordance with the provisions of Negotiable Obligations Law No. 23,576, as amended by Productive Financing Law No. 27,440, and as further amended and supplemented, including the power to establish its amount within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all the agreements and documents related to the Program, the Frequent Issuer Regime, and the issuance of each series and/or tranche of notes thereunder; and (c) determine the issue date and currency, term, price, payment method and conditions, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program and/or the Frequent Issuer Regime;
(ii) to authorize the Board of Directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the Program and/or the issuance of the various series and/or tranches of notes issued thereunder, as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the authorized securities exchanges of Argentina and/or abroad, Caja de Valores S.A., and/or other comparable agencies; (b) to apply for and secure before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and secure before any competent agency or authorized securities exchange of Argentina and/or abroad the authorization for listing and trading such notes; and (d) to take any action, carry out any proceedings, make any filings and/or take any steps in connection with the Program and/or the issuance of the various series and/or tranches of notes under the Program and/or the Frequent Issuer Regime; and
(iii) to authorize the Board of Directors to sub-delegate the powers and authorizations referred to in paragraphs (i) and (ii) above to one or more of its members, Company manager or the persons it determines in accordance with current laws and regulations.

ITEM FIFTEEN: AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or Paola Licandro and Mrs. Andrea Muñoz so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

ITEM SIXTEEN: CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN AND THE COMPLIANCE AND CORPORATE GOVERNANCE PROGRAM.
The meeting approved by majority of votes (i) to approve a budget of $12,184,000 in order to engage specialists in the subject to cooperate in the strategic planning and development of the Compliance and Corporate Governance Program; and (ii) to approve a budget of $300,000 for certain advisory and consulting tasks required during the following fiscal year to exercise enhanced control over the Company’s subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: October 31, 2018